 Exhibit 99.1

News Release

B2Gold Corp. Reports Continued Strong Gold Production & Revenue for Q1 2019;

Quarterly Gold Production of 231,000 oz, 6% Above Budget;

Well on Track to Meet Guidance of 935,000-975,000 oz of Gold Production

Vancouver, April 17, 2019 – B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce its gold production and gold revenue for the first quarter of 2019. All dollar figures are in United States dollars unless otherwise indicated.

2019 First Quarter Highlights

•	Consolidated gold production of 230,859 ounces, 6% (12,704 ounces) above budget
•	Consolidated gold revenue of $302 million on sales of 232,076 ounces (6% or 13,564 ounces above budget)
•	On March 26, 2019, the Company announced very positive results from the Expansion Study Preliminary Economic Assessment for the Fekola Mine, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024, and is proceeding with an expansion project to increase Fekola’s processing throughput by 1.5 million tonnes per annum (“Mtpa”) to 7.5 Mtpa from the current base rate of 6 Mtpa; the Company will issue an updated Fekola Expansion Technical Report pursuant to the requirements of NI 43-101 by May 10, 2019
•	For full-year 2019, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production forecast to be in the range of between 935,000 and 975,000 ounces with cash operating costs (see “Non-IFRS Measures”) forecast to be between $520 and $560 per ounce and all-in sustaining costs (“AISC”) (see “Non-IFRS Measures”) forecast to be between $835 and $875 per ounce

Gold Production

Consolidated gold production in the first quarter of 2019 was 230,859 ounces, 6% (12,704 ounces) above budget. Gold production from the Company’s Fekola, Masbate, Otjikoto and El Limon mines all exceeded their targeted production. The Fekola Mine in Mali and the Masbate Mine in the Philippines continued their very strong operational performances, with both well-above their budgeted production for the quarter. For the first quarter of 2019, the Fekola Mine produced 110,349 ounces of gold, well-above budget by 6% (6,724 ounces), and the Masbate Mine produced 57,481 ounces of gold, significantly above budget by 15% (7,490 ounces). Compared to the prior-year quarter, gold production was marginally lower by 8,825 ounces.

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Given the gold production outperformance in the first quarter of 2019, mainly at Fekola and Masbate, B2Gold remains well positioned for continued strong operational and financial performance with consolidated gold production for full-year 2019 forecast to be in the range of between 935,000 and 975,000 ounces. For the first-half of 2019, consolidated gold production is forecast to be between 436,000 and 456,000 ounces of gold before significantly increasing to between 499,000 and 519,000 ounces in the second-half of 2019. Consolidated cash costs are projected to remain low in 2019 with cash operating costs forecast to be between $520 and $560 per ounce and AISC forecast to be between $835 and $875 per ounce. As previously released, consolidated gold production for full-year 2019 is expected to be weighted towards the second-half of 2019 (approximately 14% higher than the first-half), due to the planned development of open pits in the first-half of the year and subsequent ore production from those pits in the second-half (see “Operations” section below).

If a gold price assumption of $1,300 per ounce is used, the Company expects to generate cash flows from operations of approximately $410 million for full-year 2019.

Gold Revenue

Consolidated gold revenue in the first quarter of 2019 was $302 million on sales of 232,076 ounces at an average price of $1,300 per ounce compared to $344 million on sales of 259,837 ounces at an average price of $1,325 per ounce in the first quarter of 2018. Gold sales of 232,076 ounces in the first quarter of 2019 were 6% (13,564 ounces) above budget. Compared to the prior-year quarter, the decrease in revenue related mainly to the timing of gold shipments (as the prior-year quarter benefitted from additional sales of 20,153 ounces generated from the net drawdown of opening January 1, 2018 gold inventories, built-up in late 2017 in part as a result of Fekola ramping up to full steady state production).

Operations

Mine-by-mine gold production in the first quarter 2019 was as follows (presented on a 100% basis):

Mine	Q1 2019 Gold Production (ounces)	Full-year 2019 Forecast Gold Production (ounces)
Fekola	110,349	420,000 - 430,000
Masbate	57,481	200,000 - 210,000
Otjikoto	32,712	165,000 - 175,000
La Libertad	18,086	95,000 - 100,000
El Limon	12,231	55,000 - 60,000

B2Gold Consolidated	230,859	935,000 - 975,000

Fekola Gold Mine - Mali

The Fekola Mine in Mali had a very strong start to the year with first quarter gold production of 110,349 ounces, well-above budget by 6% (6,724 ounces), as the processing facilities continued to outperform. Throughout the quarter, the operation continued to demonstrate sustained high processing throughput without reduced recoveries.

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For the first quarter of 2019, mill throughput was 1.73 million tonnes, exceeding budget by 25% and the prior-year quarter by 31%. Overall mill throughput increased during the quarter from past quarters due to a combination of factors. Metallurgy was favourable and excellent recoveries were achieved with a grind coarser than planned (approximately 12% of the feed came from weathered saprolite ore which requires little grinding), low-grade ore feed during the quarter (coming mostly from upper elevations in the pit) appears to have been softer than anticipated, and overall feed size to the plant was finer than budgeted. In addition, fine-tuning of the plant circuit by the operators also played a role in the positive plant performance. Given the plant’s ability to process significantly higher-than-budgeted throughput during this period, the Company took the decision to add lower grade material from the stockpiles to the plant feed. This resulted in higher gold production at a lower average grade and is expected to result in marginally higher cash operating costs per ounce for the quarter. The average grade processed was 2.11 g/t (compared to budget of 2.48 g/t). Gold grades from the mine continue to reconcile closely to the block model. Gold recoveries in the quarter averaged 94.1% (compared to budget of 94.0% and 94.8% in the first quarter of 2018).

For full-year 2019, the Fekola Mine is expected to produce between 420,000 and 430,000 ounces of gold at cash operating costs of between $370 and $410 per ounce and AISC of between $625 and $665 per ounce. Gold production is scheduled to be weighted towards the second-half of the year (as new high-grade ore production from Phase 4 of the Fekola Pit is scheduled to begin in the second-half of 2019). For the first-half of 2019, the Fekola Mine is forecast to produce between 205,000 and 210,000 ounces of gold before increasing to between 215,000 and 220,000 ounces in the second-half of 2019.

On March 26, 2019, the Company announced very positive results from the Expansion Study Preliminary Economic Assessment (“PEA”) for the Fekola Mine. As a result, the Company is proceeding with an expansion project to increase processing throughput by 1.5 Mtpa to 7.5 Mtpa from the current base rate of 6 Mtpa. The PEA took into account the significant increase in the Fekola Mineral Resource announced on October 25, 2018. Based on the PEA, once this expansion is complete, the Fekola Mine is expected to produce more gold over a longer life, with more robust economics and higher average annual gold production, revenues and cash flows than the previous Life-of-Mine (“LoM”). Project economic highlights from the PEA include: estimated optimized LoM extended into 2030, including significant estimated increases in average annual gold production to over 550,000 ounces per year during the five-year period 2020-2024 and over 400,000 ounces per year over the LoM (2019-2030), projected gold production of approximately five million ounces over the new mine life of 12 years of mining and processing (including 2019), an increase in project pre-tax net present value of approximately $500 million versus the comparable amounts in the Company’s latest AIF Mineral Reserve LoM model (filed on SEDAR on March 20, 2019) (assuming an effective date of January 1, 2019, a gold price of $1,300 per ounce and a discount rate of 5%) and forecast LoM pre-tax net present value of over $2.2 billion. The processing upgrade will focus on increased ball mill power, with upgrades to other components including a new cyclone classification system, pebble crushers, and additional leach capacity to support the higher throughput and increase operability. The capital costs of this mill expansion are estimated to be less than $50 million, with spending evenly split between 2019 and 2020. Critical path items include ball mill motors and the lime slaker, both of which are expected to be commissioned in the third quarter of 2020. With public release of the PEA results, B2Gold has filed a Material Change Report and will issue an updated Fekola Expansion Technical Report pursuant to the requirements of NI 43-101 by May 10, 2019.

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Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The Expansion Study PEA is preliminary in nature and includes Indicated and Inferred Mineral Resources. Inferred Mineral Resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Consequently, there is no certainty that the Expansion Study Preliminary Economic Assessment will be realized.

Masbate Gold Mine - the Philippines

The Masbate Mine in the Philippines continued its very strong operational performance into the first quarter of 2019, producing 57,481 ounces of gold, 15% (7,490 ounces) above budget and 8% (4,334 ounces) higher compared to the prior-year quarter. Gold production was significantly above budget due to both higher-than-expected head grade and recovery, as ore grade, oxide ore tonnage and total ore tonnage mined from the Main Vein Pit were all better than modelled.

Masbate’s gold production for the quarter resulted from processing 1.83 million tonnes (compared to budget of 1.85 million tonnes and 1.79 million tonnes in the first quarter of 2018) at an average grade of 1.32 g/t (compared to budget of 1.20 g/t and 1.17 g/t in the first quarter of 2018) and average gold recoveries of 73.8% (compared to budget of 69.7% and 78.5% in the first quarter of 2018). Oxide ore represented 31% of the processed tonnage for the quarter (versus budget of 8% and 78% in the first quarter of 2018). As planned, compared to the first quarter of 2018, gold grades increased while recoveries decreased, as higher-grade transition/fresh ore was mainly mined from the Main Vein Pit in the first quarter of 2019 (whereas the prior-year quarter included lower-grade oxide ore mined from the Colorado Pit).

The Masbate expansion project for the upgrade of the processing plant to 8.0 Mtpa was completed in early 2019. With the expansion now fully commissioned and online, Masbate's annual gold production is projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed in the subsequent period after open-pit mining activities have ceased.

For full-year 2019, the Masbate Mine is expected to produce between 200,000 and 210,000 ounces of gold, primarily from the Main Vein Pit, at cash operating costs of between $625 and $665 per ounce and AISC of between $860 and $900 per ounce.

Otjikoto Gold Mine - Namibia

The Otjikoto Mine in Namibia also had a solid first quarter, producing 32,712 ounces of gold (Q1 2018 – 39,499 ounces), 4% (1,275 ounces) above budget. This was attributable to above budget mining tonnage from the Otjikoto Pit and higher-than-budgeted processed grade. As previously released, Otjikoto’s full-year 2019 gold production is scheduled to be significantly weighted towards the second-half of the year, as a higher-grade zone of the Otjikoto Pit is forecast to be processed in the third quarter of 2019 and high-grade ore production from Phase 2 of the Wolfshag Pit is scheduled to begin in late 2019.

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During the first quarter of 2019, the Otjikoto Mine processed 0.8 million tonnes (comparable to budget and the prior-year quarter) at an average grade of 1.29 g/t (compared to budget of 1.19 g/t and 1.51 g/t in the first quarter of 2018) and average gold recoveries of 98.6% (compared to budget of 98.0% and 98.7% in the first quarter of 2018).

For full-year 2019, the Otjikoto Mine is forecast to produce between 165,000 and 175,000 ounces of gold, primarily from the Otjikoto Pit, at cash operating costs of between $520 and $560 per ounce and AISC of between $905 and $945 per ounce. For the first-half of 2019, the Otjikoto Mine is forecast to produce between 66,000 and 71,000 ounces of gold before significantly increasing to between 99,000 and 104,000 ounces in the second-half of 2019.

La Libertad Gold Mine - Nicaragua

La Libertad Mine in Nicaragua produced 18,086 ounces of gold (Q1 2018 – 19,367 ounces) in the first quarter of 2019, 14% (2,899 ounces) below budget. Gold production at La Libertad was affected by lower-than-planned grade from the San Diego Pit, which was partly offset by higher-than-planned ore tonnage and grade from the San Juan Pit. As previously released, La Libertad’s full-year 2019 gold production is scheduled to be weighted towards the second-half of the year, as La Libertad’s production forecast assumes that production will start from the new Jabali Antenna Pit in the second-half of 2019 (dependent upon the successful completion of resettlement activities and receipt of the Jabali Antenna open pit permit).

During the quarter, the Company concluded an agreement for Jabali Antenna with the small miners in the area, and successfully conducted the public consultation that is required for issuance of a mine permit. The Company anticipates receiving the permit in time to start production from the pit in the second-half of 2019.

For full-year 2019, La Libertad Mine is expected to produce between 95,000 and 100,000 ounces of gold at cash operating costs of between $840 and $880 per ounce and AISC of between $1,150 and $1,190 per ounce. For the first-half of 2019, La Libertad Mine is forecast to produce between 43,000 and 45,000 ounces of gold before increasing to between 52,000 and 55,000 ounces in the second-half of 2019.

El Limon Gold Mine - Nicaragua

El Limon Mine in Nicaragua produced 12,231 ounces of gold (Q1 2018 – 13,529 ounces) in the first quarter of 2019, slightly above budget. During the quarter, ore production from the new Limon Central Pit commenced with 49,000 tonnes mined at an average grade of 3.43 g/t. Development of the Limon Central Pit remains the focus of surface operations at El Limon Mine, the Santa Pancha underground mine continues to operate normally and development of the Veta Nueva underground mine is proceeding as planned. As previously released, El Limon’s full-year 2019 gold production is scheduled to be weighted towards the second-half of the year, as high-grade ore production from the new Limon Central Pit is scheduled to fully come online at the beginning of the second-half of 2019.

For full-year 2019, El Limon is expected to produce between 55,000 and 60,000 ounces of gold at cash operating costs of between $720 and $760 per ounce and AISC of between $1,005 and $1,045 per ounce. For the first-half of 2019, El Limon Mine is forecast to produce between 22,000 and 25,000 ounces of gold before increasing to between 33,000 and 35,000 ounces in the second-half of 2019.

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Outlook

Looking forward in 2019, B2Gold will continue to maximize cash flows and maintain a strong financial position by continuing the impressive operational and financial performance from our existing mines, continue to reduce overall debt levels, pursue internal growth through further exploration, development and expansion of existing projects, and pursuit of greenfield exploration projects alone or in joint ventures.

The Company has recently commenced the mill expansion at the Fekola Mine. In the second quarter of 2019, the Company expects to complete an updated Preliminary Economic Assessment for the 49% owned Gramalote project in Colombia. If the Gramalote updated Preliminary Economic Assessment is positive, the Company will consider, with its joint venture partner AngloGold Ashanti, whether to proceed to a final feasibility study. In addition, in 2019 B2Gold’s exploration team will continue exploration at Fekola, further defining the Fekola North extension zone which remains open and drill beneath the shallow Anaconda saprolite zone, and also further test other targets on the Fekola property.

Qualified Persons

Peter D. Montano, P.E., the Project Director of B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola expansion studies.

First Quarter 2019 Financial Results - Conference Call Details

B2Gold will release its first quarter 2019 financial results after the North American markets close on Tuesday, May 7, 2019.

B2Gold executives will host a conference call to discuss the results on Wednesday, May 8, 2019, at 10:00 am PDT/1:00 pm EDT. You may access the call by dialing the operator at +1 647-788-4919 (local or international) or toll free at +1 877-291-4570 prior to the scheduled start time, or you may listen to the call via webcast by clicking here https://www.investornetwork.com/event/presentation/46549. A playback version will be available for two weeks after the call at +1 416-621-4642 (local or international) or toll free at +1 800-585-8367 (passcode 9459299).

On Behalf of B2GOLD CORP.

“Clive T. Johnson”

President and Chief Executive Officer

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

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Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371
imaclean@b2gold.com	kbromley@b2gold.com

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 20, 2019 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and AISC, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades or sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold remaining well positioned for continued strong operational and financial performance for the full-year of 2019; the new high-grade ore production expected from Phase 4 of the Fekola Pit which is scheduled to begin in the second-half 2019; the results of the Fekola expansion study indicating estimated increases in annual gold production, an extension in Fekola’s life-of-mine to 2030 and an increase in project pre-tax net present value; the expansion project at Fekola, which is expected to increase processing throughput and produce more gold over a longer life with more robust economics and higher average gold production, revenues and cash flows than the previous life-of-mine, with such processing upgrade focussing on increased ball mill power, a new cyclone classification system, pebble crushers additional leach capacity and the commissioning of ball mill motors and lime slaker in 2020; the release of an updated Fekola Expansion Technical Report and the timing thereof; the continued development of the Fekola Pit Stage 4; further exploration at Fekola; production at the Masbate Mine being projected to average approximately 200,000 ounces per year during the mining phase and above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life; higher-grade zone of the Otjikoto Pit being forecast to be processed in the third quarter of 2019; high-grade ore production from Phase 2 of the Wolfshag Pit being scheduled to begin in late 2019; the anticipated timing of receipt of the Jabali Antenna Pit permit and the start of production therefrom; the development of surface operations at the Limon Central Pit, the continued operation of the Santa Pancha underground mine and development of the Veta Nueva underground mine; high-grade ore production from the new Limon Central Pit being scheduled to commence at the beginning of the second-half of 2019; B2Gold’s consolidated gold production and the gold production at each of the Fekola Mine, La Libertad, Otjikoto Mine and El Limon being weighted in the second-half of 2019; the expected development of open pits in the first half of 2019 and subsequent ore production therefrom in the second-half of 2019; the expected completion of an updated Preliminary Economic Assessment for Gramalote in the second quarter of 2019, and the potential to proceed to a final feasibility study for Gramalote with AngloGold Ashanti; B2Gold remaining focused on maximizing cash flows by continuing its impressive operational and financial performance from existing mines, reducing overall debt and pursuing its own internal growth projects through exploration, development and expansion of existing projects and pursuit of other opportunities; and the release of B2Gold’s first quarter 2019 financial results and the expected timing thereof. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

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Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua and the ramifications thereof; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

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B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards (“IFRS”), including “cash operating costs” and “all-in sustaining costs” (or “AISC”). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold’s consolidated financial statements. Readers should refer to B2Gold’s Management Discussion and Analysis, available on the Websites, under the heading “Non-IFRS Measures” for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Note to United States Investors

The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101 ("NI 43-101"), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this news release may refer to "mineral resources" or "inferred mineral resources". While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a "mineral resource" or "inferred mineral resource" will ever be converted into a "reserve." In addition, this news release uses the terms "reserves" and "mineral reserves" which are reported by the Company under Canadian standards and may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a "reserve" unless the mineralization can be economically and legally extracted or produced at the time the "reserve" determination is made. Accordingly, information contained or referenced in this news release containing descriptions of the Company's mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. "Inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute "reserves" by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Further, while NI 43-101 permits companies to disclose economic projections contained in preliminary economic assessments and pre-feasibility studies, which are not based on "reserves", U.S. companies have not generally been permitted to disclose economic projections for a mineral property in their SEC filings prior to the establishment of "reserves."   Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

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